September 22, 2023

Via EDGAR

Ms. Megan Miller

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments with Respect to the Financial Statements for the Series of
Victory Portfolios III with a fiscal year ended April 30, 2023
(File Nos. 033-65572; 811-07852)

Dear Ms. Miller:

On behalf of Victory Portfolios III (the "Trust"), set forth below are the comments that were provided by the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "SEC") on September 13, 2023, regarding the review of the audited financial statements of Victory Target Retirement Income Fund, Victory Target Retirement 2030 Fund, Victory Target Retirement 2040 Fund, Victory Target Retirement 2050 Fund, Victory Target Retirement 2060 Fund, Victory Extended Market Index Fund, Victory Global Managed Volatility Fund, Victory 500 Index Fund, Victory Nasdaq-100 Index Fund, Victory Ultra Short-Term Bond Fund, Victory Capital Growth Fund, Victory Aggressive Growth Fund, Victory Growth Fund, Victory Growth & Income Fund, Victory Income Stock Fund, Victory Science & Technology Fund, Victory Small Cap Stock Fund, Victory Value Fund, Victory Income Fund, Victory Short-Term Bond Fund, Victory Core Plus Intermediate Bond Fund, Victory High Income Fund, and Victory Money Market Fund, each a series of the Trust (the "Funds"), and the Trust's responses thereto. The Staff's comments are set forth in italics and are followed by the Trust's responses.

1.Comment: The Funds' registration statement was not filed within 120 days after the end of the Funds' fiscal year end. The registration statement was filed on 8/29 instead of the deadline of 8/28. Explain the controls that are in place to ensure that registration statements are filed timely.

Response: The registration statement filing dates are prepared by an analyst and reviewed by a director. This registration statement was the first filing since the change of the Funds' fiscal year- end to April 30, 2023. Filing a day late was the result of unintended human error. Future filing schedules will be updated consistent with the applicable deadlines to prevent recurrence.

2.Comment: With respect to the Victory Ultra Short-Term Bond Fund, please explain why the Schedule of Investments is not categorized by type of investment and related industry as required per Regulation S-X Rule 12-12, Footnote 2.

Response: The Trust will revise the disclosure in future reports to categorize the Schedule of Investments by type of investment and related industry.

3.Comment: According to notes to financial statements, certain of the Funds have commitments and contingencies. However, the balance sheet does not have disclosure either by amount or by line item that references the notes to the financial statements. Please explain why this disclosure was not included. See Regulation S-X Rule 6-04.15.

Response: Consistent with FAS 5, the Trust has concluded that certain Fund expenses contractually borne by the Funds' investment adviser, Victory Capital Management Inc. (the "Adviser") pursuant to applicable expense limitation agreements, but eligible for recoupment by the Adviser, are not probable. The Trust will, however, revise its disclosure in future reports to, where appropriate: (i) clarify in the notes to the financial statements that no amounts are available to be repaid to the Adviser; and (ii) include a line item on the balance sheets indicating that there are no applicable contingencies and commitments with reference to the notes to the financial statements.

4.Comment: Form N-CSR was updated in January 2022 and can be found on the SEC's website. Included are Items 4(i) and 4(j), each of which needs a response even if just "N/A." Please provide responses to these items in correspondence responding to these comments and confirm that you will respond to these items going forward.

Response: The Trust's responses to Items 4(i) and 4(j) should have been "N/A." The Trust will include responses to these two items in future reports.

5.Comment: With respect to the Victory Target Retirement Income Fund, there are two liabilities on the balance sheet, one to the custodian and one to an affiliate. Explain these liabilities.

Response: For the year ended April 30, 2023, this Fund incurred a payable to the custodian of $1,536,000 for a bank overdraft in connection with a security purchase and a payable to an affiliated underlying fund of $2,000,000 for an incorrect trade settlement.

* * * * *

The Trust will include the disclosure changes noted above, as applicable, in the Funds' future semi-annual and annual shareholder reports. If you have any questions with respect to the above responses, please contact me at jdevries@vcm.com or (210) 697-3630.

Sincerely,

/s/ James K. De Vries

James K. De Vries
President

Victory Portfolios III

cc:Allan Shaer, Treasurer, Victory Portfolios III
             Carol D. Trevino, Assistant Treasurer, Victory Portfolios III
             Mark Amorosi, K&L Gates

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